SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                 BITSTREAM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   091736 10 8
                                  ------------
                                 (CUSIP Number)

                               Paul A. Gajer, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112

                                 (212) 698-7700
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)

                                 November 5, 1999
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                            (Continued on following page(s))

CUSIP No. 091736 10 8                       13D              Page 2 of 11 Pages
================================================================================
 1       NAME OF REPORTING PERSONS

                                   Gesfid S.A.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
                                 None
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION                     Switzerland

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,333,661 shares                             18.0%
      Number of       ----------------------------------------------------------
       Shares         8   SHARED VOTING POWER
    Beneficially
      Owned By        ----------------------------------------------------------
        Each          9   SOLE DISPOSITIVE POWER
      Reporting           1,333,661 shares                             18.0%
       Person
        With          ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                1,333,661 shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       18.0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
                                   CO

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 091736 10 8                     13D                Page 3 of 11 Pages
================================================================================

 1       NAME OF REPORTING PERSONS

                                Antonio Saladino

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------

 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
                             None

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION                      Switzerland

--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
                           1,333,661 shares                            18.0%
      Number of       ----------------------------------------------------------
       Shares         8    SHARED VOTING POWER
    Beneficially
      Owned By        ----------------------------------------------------------
        Each          9    SOLE DISPOSITIVE POWER
      Reporting            1,333,661 shares                            18.0%
       Person
        With          ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                1,333,661 shares
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       18.0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
                                    IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Class A Common Stock, value $.01 per share (the "Common Stock"), of Bitstream Inc., a Delaware corporation ("Bitstream"). The principal executive offices of Bitstream are located at 215 First Street, Cambridge, Massachusetts 02142.

ITEM 2.  IDENTITY AND BACKGROUND

         The information set forth below is given with respect to (i) Gesfid S.A., a corporation organized under the laws of Switzerland ("Gesfid") and (ii) Antonio Saladino, a citizen of Switzerland, and each director and executive officer thereof, if applicable, on Annex 2. On Annex 2, column (a) indicates the name of each person; column (b) indicates the address of the principal business and the address of the principal office of each entity or the business address of each natural person; column (c) indicates each such entity's principal business or such natural person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted as applicable; column (d) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; column (e) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgment, decree or final order; and column (f) indicates, in the case of any natural person, the citizenship of such person.

         This Schedule 13D is being filed by Gesfid and Mr. Saladino (collectively, the "Reporting Persons"). Gesfid is the record holder and may be deemed "beneficial owner," within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Common Stock covered hereby.
Gesfid is indirectly controlled by Mr. Saladino and Mr. Saladino has been delegated the authority to vote or direct the vote or to dispose of or direct the disposition of the Common Stock. Accordingly, Mr. Saladino may be deemed to be the "beneficial owner," within meaning of the Exchange Act, of the Common Stock held by Gesfid.

         The Reporting Persons do not admit they constitute a "group" for purposes of Section 13(d) under the Exchange Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No funds were used by Gesfid to acquire the shares of Common Stock covered hereby. Such shares of Common Stock were issued to Gesfid, as nominees for the beneficial owners, as part of the liquidation and dissolution (the "Liquidation") of Privest I, N.V. and Privest II, N.V. (collectively, the "Privest Entities") on November 5, 1999.

ITEM 4.  PURPOSE OF TRANSACTION

         On October 30, 1996 the Privest Entities acquired the Common Stock reported hereby upon the automatic conversion of 1,266,666 shares of Preferred Stock into an equal number of shares of Common Stock upon the effectiveness of a registration statement on Form S-1 filed by Bitstream in connection with its initial public offering of Common Stock (the "IPO"). Pursuant to Bitstream's Certificate of Incorporation, all outstanding Preferred Stock, including shares held of record by the Privest Entities, were automatically converted into an equal number of shares of Common Stock on the effective date of the IPO.

         Pursuant to the Liquidation, the Shares are now owned of record by Gesfid, as nominee for the beneficial owners. In addition, Saladino has been delegated the authority to direct the vote or to dispose or direct the disposition of the Shares.

         The Reporting Persons may purchase additional shares of Common Stock in the open market or in privately negotiated transactions, and may sell shares of Common Stock from time to time in open market or in privately negotiated transactions. The Reporting Persons may also enter into short sales or other hedging transactions with broker-dealers or other financial institutions. Transactions in respect of the shares of Common Stock may be effected from time to time based upon the capital requirements of any of the Reporting Persons and the market price of the shares.

     Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Bitstream, or the
disposition  of  securities  of  Bitstream;   (ii)  an  extraordinary  corporate
transaction, such as a merger, reorganization or liquidation, involving Bitstream or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Bitstream or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Bitstream, including any plans or proposals to change the number or term of Director or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of Bitstream; (vi) any other change in Bitstream's business or corporate structure; (vii) changes in Bitstream's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Bitstream by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be registered national securities association; (ix) a class of equity securities of Bitstream becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

         Each of the Reporting Persons reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         According to the most recent Form 10-Q Quarterly Report, filed by Bitstream on November 11, 1999, Bitstream has 7,397,049 shares of Common Stock issued and outstanding. Gesfid holds of record and may be deemed to
"beneficially own," within the meaning of Exchange Act, 1,333,661shares of Common Stock, including 28,886 shares of Common Stock issuable upon the exercise of warrants, representing "beneficial ownership," within the meaning of the Exchange Act, of approximately 18.0% of the total Common Stock outstanding.

         As of the date hereof, all of the persons listed in response to Item 2 above, other than the Reporting Persons, "beneficially own," within the meaning of the Exchange Act, zero shares of Common Stock.

         Gesfid has sole power to vote, dispose of and direct the disposition of all of the shares of Common Stock held by Gesfid. Mr. Saladino has, however, been delegated the authority to vote or direct the vote or to dispose of or direct the disposition of shares of Common Stock held by Gesfid. Accordingly, Mr. Saladino may be deemed the "beneficial owner," within meaning of the Exchange Act, of the Common Stock held by Gesfid (See Item 2)

         No entity other than Gesfid is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibits are filed as part of this statement on Schedule 13D:

         Exhibit A: Joint Filing Agreement dated December 10, 1999 between Gesfid S.A. and Antonio Saladino.

                                                                        Annex 2
                                  GESFID, S.A.
                                  ------------

------------------------------------------------------------------------------------------------------------------------------------
      (a)                (b)                                 (c)                               (d)         (e)              (f)
------------------------------------------------------------------------------------------------------------------------------------
Gesfid S.A.      See Footnote 1         Gesfid is principally engaged in the business of       No          No         Not Applicable
                                        providing investment advisory, fiduciary and
                                        investment banking services.(1)
------------------------------------------------------------------------------------------------------------------------------------
Antonio          Gesifd S.A.(1)         Mr. Saladino is the Vice-Chairman and Vice             No          No         Switzerland
Saladino                                President of  Gesfid.(1)
------------------------------------------------------------------------------------------------------------------------------------

Francesco        Banca del Gottardo(2)  Mr. Bolgiani is the President and Chairman of          No          No         Switzerland
Bolgiani                                Gesfid1 and a Member of Management of the bank,
                                        Banca del Gottardo, Gesfid's parent.(2)
------------------------------------------------------------------------------------------------------------------------------------
Luifi Menazzi-   Gesifd S.A.(1)         Mr. Menazzi-Moretti is a director of Gesfid.(1)        No          No         Switzerland
Moretti
------------------------------------------------------------------------------------------------------------------------------------
Tiziano          Banca del Gottardo(2)  Mr. Pellandini  is a director of Gesfid(1) and a       No          No         Switzerland
Pellandini                              Member of Management of the bank, Banca del
                                        Gottardo, Gesfid's parent.(2)
------------------------------------------------------------------------------------------------------------------------------------
Fablo Testori    Banca del Gottardo(2)  Mr. Testori is a director of Gesfid(1) and a Member    No          No         Switzerland
                                        of Management of the bank, Banca del Gottardo,
                                        Gesfid's parent.(2)
------------------------------------------------------------------------------------------------------------------------------------
Giovanni         Gesifd S.A.(1)         Mr. Saladino is the Chief Executive Officer of         No          No         Switzerland
Saladino                                Gesfid.(1)
------------------------------------------------------------------------------------------------------------------------------------
Antonio Berti    Gesifd S.A.(1)         Mr. Berti is a Member of Management of Gesfid.(1)      No          No         Switzerland
------------------------------------------------------------------------------------------------------------------------------------

----------------

     (1) The address of Gesfid S.A. is via Adamnini 10a,  Lugano,  Switzerland

     (2) The address of Banca del Gottardo is Viale S. Franscini 8, Lugano, Switzerland


------------------------------------------------------------------------------------------------------------------------------------
      (a)            (b)                                  (c)                                  (d)         (e)             (f)
------------------------------------------------------------------------------------------------------------------------------------
Gianmarco        Gesifd S.A.(1)         Mr. Colombo is a Member of Management of               No          No         Switzerland
Colombo                                 Gesfid.(2)
------------------------------------------------------------------------------------------------------------------------------------
Graziano Deli    Gesifd S.A.(1)         Mr. Deli is a Member of Management of Gesfid.(1)       No          No         Switzerland
------------------------------------------------------------------------------------------------------------------------------------
Giuseppina       Gesifd S.A.(1)         Ms. Lualdi is a Member of Management of Gesfid.(1)     No          No         Switzerland
Lualdi
------------------------------------------------------------------------------------------------------------------------------------
Florenzo         Gesifd S.A.(1)         Mr. Florenzo is a Vice-President of Gesfid.(1)         No          No         Switzerland
Andreoletti
------------------------------------------------------------------------------------------------------------------------------------
Filippo Vaccari  Gesifd S.A.(1)         Mr. Vaccari is a Vice-President of Gesfid.(1)          No          No         Switzerland
------------------------------------------------------------------------------------------------------------------------------------

----------------

     (1) The address of Gesfid S.A. is via Adamini  10a,  Lugano,  Switzerland

     (2) The address of Banca del Gottardo is Viale S. Franscini 8, Lugano, Switzerland

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1999
                                      GESFID, S.A.

                                      By: /s/ Giovanni Saladino
                                          --------------------------------------
                                          Name: Giovanni Saladino
                                          Title: Director of the Executive Board

                                      By: /s/ Antonio Berti
                                          --------------------------------------
                                          Name: Antonio Berti
                                          Title: Member of the Executive Board

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1999


                                          /s/ Antonio Saladino
                                          --------------------------------------
                                          ANTONIO SALADINO

                                                                      EXHIBIT A


                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share of Bitstream Inc. and that this Agreement be included as an Exhibit to such joint filing.

         This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of December, 1999.


GESFID, S.A.

By: /s/ Giovanni Saladino
    --------------------------------------
    Name: Giovanni Saladino
    Title: Director of the Executive Board

By: /s/ Antonio Berti
    --------------------------------------
    Name: Antonio Berti
    Title: Member of the Executive Board


/s/ Antonio Saladino
---------------------------------------
ANTONIO SALADINO